Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

June 2, 2008

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

On June 2, 2008, China Life Insurance Company Limited issued an announcement in Chinese, an English translation of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	English translation of the announcement dated May 30, 2008

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)
June 2, 2008	Name:	Wan Feng
	Title:	President and Executive Director

Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the

People’s Republic of China with limited liability)

(the “Company”)

IMPORTANT

The Company and all members of its Board of Directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.

Announcement on the Replacement of the Secretary of the Board of Directors

On May 26, 2008, Mr. Liu Ting’an, secretary of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) submitted to the Board a Request to Resign as the Secretary of the Board, and Mr. Yang Chao, Chairman of the Board, submitted to the Board a Proposal on Nominating Vice President Liu Yingqi to Concurrently Hold the Post of Secretary of the Board. On May 30, 2008, after sufficient review and discussion, all the members of the Board passed the following proposals unanimously:

I Approved the Request of Mr. Liu Ting’an to Resign as the Secretary of the Board

Voting result: 10 for, 0 against, with no abstention

II Passed the Proposal on Nominating Vice President Liu Yingqi to Concurrently Hold the Post of Secretary of the Board

Voting result: 10 for, 0 against, with no abstention

Because of job adjustment, Mr. Liu Ting’an resigned as the secretary of the Board of the Company, effective from the date on which resolution of the Board was passed. Mr. Liu Ting’an acknowledged that he had no divarication with the Board and there was nothing that the shareholders of the Company need to be informed with. The Board decided to appoint Ms. Liu Yingqi as the secretary of the Board of the Company.

Independent directors of the Company have no objection to the above decisions.

During his term serving as the secretary of the Board of the Company, Mr. Liu Ting’an had been committed to the corporate governance, Board operation, listing of H shares and A shares of the Company, strategic planning, information disclosure and investors relation etc. The Board is sincerely grateful for the significant contribution that Mr. Liu Ting’an has made.

Commission File Number 001-31914

Resume of Ms. Liu Yingqi is attached hereto.

Board of Directors of China Life Insurance Company Limited

May 30, 2008

Attachment

Resume of Ms. Liu Yingqi

Ms. Liu Yingqi, born in 1958. Female.

Ms. Liu Yingqi has been a vice president of our Company since January 2006. Ms. Liu was the chairperson of our Board of Supervisors from August 2003 to January 2006. Ms. Liu became the General Manager of Group Insurance Department of former China Life Insurance Company, Deputy General Manager of former China Life Insurance Company, Anhui branch, and Deputy General Manager of former China Life Insurance Company, Hefei branch (General Manger rank) from 1997. Prior to this, Ms. Liu worked with former PICC’s Anhui branch, where she served as both division chief of the accident insurance division and deputy division chief of the life insurance division. Ms. Liu graduated with a BA in Economics from Anhui University in 1982. Ms. Liu has over 21 years operational and management experience in the life insurance industry in China. Ms. Liu, a senior economist, has extensive experience in operation and management.